Mail Stop 4-6


								March 14, 2005


Declan French
Thinkpath, Inc.
201 Westcreek Boulevard
Brampton L6T 5S6 Ontario
CANADA

Via Facsimile:  905-460-3050

	Re:    	Thinkpath, Inc.
		Preliminary Proxy Statement on Schedule 14A
		Filed on March 3, 2005
		File No. 1-14813

Dear Mr. French:

   We have limited our review of your filing to matters relating to
Proposals Four and Five relating to the reverse split and the changes to company`s bylaws, respectively. Based on this limited review, we have the following comment. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal No. 4:  Reverse Stock Split
1. Please revise the disclosure to clarify what impact the reverse split has on the number of authorized shares. Specifically, is there an effective increase or decrease in the number of authorized shares and what is the effect on the number of shares that are not outstanding or reserved for a specific purpose? Shareholders should have a clear understanding of the impact of the proposal. In this regard, it may be useful to include a table identifying (a) the number of shares issued and outstanding; (b) the number of shares authorized and reserved; and (c) the number shares authorized and unreserved before and after the reverse split.
2. To the extent that the proposal results in an increase in the number of authorized shares, please indicate whether the company has any current plans, proposals or arrangements to issue the additional shares. If you have no current plans, proposals or arrangements to issue common stock, so state.

Proposal No. 5:  Approval of Amended Bylaws
3. You are bundling the amendments that you propose to make to your bylaws. You state, for example, that you have made changes "to the general By-law of the Corporation to, among other things, make it consistent with the flexible number of directors permitted by the articles of the Company" in addition to changing the quorum requirement from a majority of outstanding shares entitled to vote to a minimum of two shareholders holding at least 5% of the outstanding voting shares. Bundling the shareholder approval of these amendments appears to be inconsistent with the requirements of Rule 14a-4, which requires that a proxy identify each separate matter to be acted upon.
Please refer to Rule 14a-4 and Section II.H of SEC Release 34-
31326.

Revise your proxy to include separate proposals for each substantive change to give your shareholders an opportunity to vote separately on each amendment to your bylaws. You may mutually condition your proposals, if you only wish to proceed with the proposed changes collectively. In this respect, if any of the proposals are mutually conditioned, provide appropriate disclosure regarding the effect of a negative vote on the related proposals.
4. Moreover, it is unclear from the disclosure whether you made other
"updating" changes to the bylaws in addition to the two cited above.
Please revise the disclosure to identify each change or category of changes you propose to make to the bylaws and provide separate proposals for each as appropriate. Please provide a supplemental copy of the bylaws that is marked to show each of the proposed changes. Alternatively, if there are no other changes, please clarify this in the disclosure.

	Except for above-cited matters, we have not and do not intend to conduct any review of the information statement. In view of our limited review, all persons who are by statute responsible for the adequacy and accuracy of the filing are urged to be certain that all information required pursuant to the Securities Act of 1933 has been included.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions you may have to Maryse Mills-Apenteng at (202) 942-1861 or, in her absence, to the undersigned at
(202) 942-1818. If you still require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 942-1800.

							Sincerely,



							Mark P. Shuman
							Branch Chief - Legal